[Letterhead of Covanta Energy Corporation]

VIA EDGAR

                                  July 10, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1004

       Re: Covanta Energy Corporation, Covanta Capital Trust I,
           Covanta Capital Trust II, and Covanta Capital Trust III (the Registrants");Registration Statement on Form S-3 (File No. 333-65290)
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Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the above named Registrants hereby request that the Commission issue an order consenting to the withdrawal of the Registration Statement on Form S-3, File No. 333-65290 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") most recently on November 21, 2001. No securities were offered or sold pursuant to the Registration Statement. Covanta Energy Corporation, one of the Registrants and the sponsor of the other Registrants, filed a voluntary petition under chapter 11 of the United States Bankruptcy Code on April 1, 2002 and is seeking to reorganize. The Registrants are requesting withdrawal of the Registration Statement since they do not intend to offer or sell any securities pursuant to the Registration Statement in the future.

If you have any questions concerning this request for withdrawal, please call Joseph Tato of LeBoeuf, Lamb, Greene & MacRae, LLP at (212) 424-8068.

                                  Very truly Yours,

                                  Covanty Energy Corporation, on its own behalf and as sponsor for each of:
                                  Covanta Capital Trust I,
                                  Covanta Capital Trust II and
                                  Covanta Capital Trust Trust III

                                  By:  /s/ Louis M. Walters
                                       Louis M. Walters
                                       Vice President and Treasurer

Cc: Joeseph Tato, Esq.